UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-12991
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BancorpSouth, Inc. 401(k) Profit-Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm
The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:
We have audited the accompanying statements of net assets available for plan benefits of BancorpSouth, Inc. 401(k) Profit-Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of BancorpSouth, Inc. 401(k) Profit-Sharing Plan at December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, and Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Memphis, Tennessee
June 29, 2007

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$173,332,966	141,620,917
Mutual funds	50,136,261	41,529,243
Common/collective trust fund	8,836,878	7,390,565
Participant loans	472,233	368,963

	232,778,338	190,909,688
Contributions receivable:
Employer — salary deferral match	389,599	394,768
Employer — profit-sharing	142,391	—
Employee — salary deferral	316,455	295,068

Accrued interest and dividends receivable	1,295,289	1,278,036
Cash	986	65,951

Net assets reflecting all investments at fair value	234,923,058	192,943,511
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	84,947	84,373

Net assets available for plan benefits	$235,008,005	193,027,884

See accompanying notes to financial statements and supplemental schedules.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Investment income:
Net appreciation (depreciation) in fair value of investments (note 3)	$31,050,929	(16,620,898)
Interest and dividends	8,907,683	7,234,836

Total investment income (loss)	39,958,612	(9,386,062)

Contributions:
Employer — salary deferral match	6,689,396	6,297,564
Employer — profit sharing	142,391	—
Employee — salary deferral	11,820,634	10,995,706

Total contributions	18,652,421	17,293,270

Benefits paid to participants	16,630,912	11,766,030

Net increase (decrease)	41,980,121	(3,858,822)
Net assets available for plan benefits:
Beginning of year	193,027,884	196,886,706

End of year	$235,008,005	193,027,884

See accompanying notes to financial statements and supplemental schedules.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
(1)	Description of Plan

The following description of BancorpSouth, Inc. 401(k) Profit-Sharing Plan, formerly known as BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan, (the “Plan”) provides only general information. Participants should refer to the Plan itself for a complete description of the Plan’s provisions.
(a)	General

The Plan was adopted by BancorpSouth, Inc. (the “Company”) effective January 1, 1984. It is a defined contribution retirement plan with two components—an employee stock ownership component and a profit sharing component with a 401(k) feature. Employees who have completed one year of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals and employer matching contributions. Employees who completed their first hour of service on or after January 1, 2006 and have attained the age of 21 are eligible to participate in the employer profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 25% of their pretax annual compensation, in whole percentages, up to the maximum amount allowable by law. The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. Beginning in 2006, the Company began making a profit-sharing contribution equaling 2% of each eligible employee’s compensation.

The matching Company contribution is invested in common stock of the Company (nonparticipant-directed), while participant and profit-sharing contributions can be invested in the common stock of the Company or in any of the other investment mutual funds available under the plan. Until December 31, 2006 the Plan provided that after age 55 and 10 years of service, a participant can, with some limitations, redirect the nonparticipant-directed investments in Company common stock to any of the other investment options. Effective January 1, 2007, all participants may redirect the investment of funds invested in Company common stock into any of the other investment options.

(c)	Investment Programs

The investment programs of the Plan as of December 31, 2006 include the following mutual funds: Alger Mid Cap Growth Institutional Fund; American Century Income & Growth Fund; Aston/Montag & Caldwell Growth Fund; Baron Small Cap Fund; Federated Capital Appreciation Fund; Federated Capital Preservation Fund; Federated Conservative Allocation Fund; Federated Growth Allocation Fund; Federated International Equity Fund; Federated Kaufmann Fund; Federated Max-Cap Index Fund; Federated Moderate Allocation Fund; Federated Stock Trust; Federated Total Return Bond Fund; Federated Total Return Government Bond Fund; Goldman Sachs Small Cap Value Fund; and Janus Fund. The investment programs also include common stock of BancorpSouth, Inc.
(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the plan administrator). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee.

(e)	Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon. Profit sharing contributions contributed by the Company are maintained in a “profit-sharing account” together with earnings or losses thereon.

(f)	Participant Loans

Participants may borrow from their employee deferral and employer contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2006, interest rates on outstanding participant loans ranged from 4.5% to 10.5%.

(g)	Vesting

Both the employee deferral and the employer contribution accounts are 100% vested and nonforfeitable at all times. The profit sharing account is vested after three years of service.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly installments not to exceed a 15-year period. For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than 5 years following his or her death. For distributions from a participant’s holdings of BancorpSouth, Inc. common stock, the participant may elect to receive common stock of the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company’s common stock allocated to the participant’s account in the Plan.

(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses

Administrative expenses of the Plan are paid directly by BancorpSouth, Inc., which is the Plan sponsor.
(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). This standard requires the Statement of Net Assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The standard was applied retroactively to the prior period Statement of Net Assets Available for Plan Benefits as of December 31, 2005.

(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value investments. Participant loans are recorded at their outstanding loan balance, which approximates fair value.

The investment contracts held by the common/collective trust are presented at fair value on the Statement of Net Assets Available for Plan Benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”). A favorable determination letter, dated May 6, 2003, was received from the Internal Revenue Service. The Plan has been amended since receipt of the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts
(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.
(3)	Investments

The following investment represents 5% or more of the Plan’s net assets available for plan benefits:

	December 31
	2006	2005
Common stock of BancorpSouth, Inc.	$173,332,966	141,620,917
The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in fair value during the years ended December 31, 2006 and 2005, respectively, as follows:

	2006	2005
Net appreciation (depreciation) in fair value:
Mutual funds and common/collective trust fund	$1,189,554	(273,719)
Common stock of BancorpSouth, Inc.	29,861,375	(16,347,179)

Net appreciation (depreciation) in fair value	$31,050,929	(16,620,898)

Dividend income earned from the investment in common stock of BancorpSouth, Inc., a related party, was $4,992,117 and $4,884,456 in 2006 and 2005, respectively.

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2006	2005
Net assets:
Common stock of BancorpSouth, Inc.	$92,985,096	79,823,438
Employer contribution receivable	389,599	394,768

	$93,374,695	80,218,206

(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Changes in net assets:
Contributions	$6,689,396	6,297,564
Dividends	2,028,415	2,994,567
Net appreciation (depreciation) in fair value	11,318,785	(8,010,788)
Benefits paid to participants	(6,000,473)	(5,233,662)
Transfers to participant-directed investments	(879,634)	(698,064)

	$13,156,489	(4,650,383)

(5)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 filed for 2005 and the Form 5500 expected to be filed for 2006:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$235,008,005	193,027,884
Amounts allocated to withdrawing participants	(4,266,182)	(1,903,432)

Net assets available for benefits per Form 5500	$230,741,823	191,124,452

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 filed for 2005 and the Form 5500 expected to be filed for 2006:

	2006	2005
Benefits paid to participants per the financial statements	$16,630,912	11,766,030
Add amounts allocated to withdrawing participants at end of year	4,266,182	1,903,432
Less amounts allocated to withdrawing participants at beginning of year	(1,903,432)	(1,084,622)

Benefits paid to participants per Form 5500	$18,993,662	12,584,840

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

		Par/number			Current
Issuer	Description	of shares	Coupon	Maturity	value
Nonparticipant-directed investments
BancorpSouth, Inc. * #	Common stock	3,467,005			$92,985,096

Participant-directed investments
BancorpSouth, Inc.* #	Common stock	2,995,820			80,347,870
Participant loans*	Loans to participants	—	4.50 -- 10.50%	January 25,2007 --	472,233
				November 15, 2011
Alger Mid Cap Growth Institutional Fund	Mutual Fund	298,419			5,052,236
American Century Income & Growth Fund	Mutual Fund	59,053			1,964,679
Aston/Montag & Caldwell Growth Fund	Mutual Fund	183,571			4,679,220
Baron Small Cap Fund	Mutual Fund	93,524			2,135,157
Federated Capital Appreciation Fund	Mutual Fund	147,060			3,601,490
Federated Capital Preservation Fund	Common/collective
	trust - stable value fund	892,183			8,921,825	**
Federated Conservative Allocation Fund	Mutual Fund	479,758			5,483,638
Federated Growth Allocation Fund	Mutual Fund	45,597			665,723
Federated International Equity Fund	Mutual Fund	109,236			2,488,397
Federated Kaufmann Fund	Mutual Fund	911,221			5,157,510
Federated Max-Cap Index Fund	Mutual Fund	92,042			2,394,936
Federated Moderate Allocation Fund	Mutual Fund	48,200			627,085
Federated Stock Trust	Mutual Fund	128,363			4,099,899
Federated Total Return Bond Fund	Mutual Fund	557,614			5,877,251
Federated Total Return Government Bond Fund	Mutual Fund	265,862			2,815,483
Goldman Sachs Small Cap Value Fund	Mutual Fund	48,142			2,091,768
Janus Fund	Mutual Fund	35,600			1,001,789

					$232,863,285

*	BancorpSouth, Inc. and participants in the Plan are parties-in-interest to the Plan.

**	Valued at contract value as the contracts are fully benefit-responsive.

#	The total cost of BancorpSouth, Inc. common stock as of December 31, 2006 is $111,241,313.
See accompanying report of independent registered public accounting firm.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2006

							Current value
					Expense		of asset on
Identity of		Purchase	Selling	Lease	incurred with	Cost of	transaction
party involved	Description of asset	price	price	rental	transaction	asset	date	Net gain
BancorpSouth, Inc.*	Common stock	$21,347,761	—	—	—	21,347,761	—	—
BancorpSouth, Inc.*	Common stock	—	19,497,084	—	—	12,339,243	19,497,084	7,157,841

*	BancorpSouth, Inc. is a party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k)
Profit-Sharing Plan

June 29, 2007

	By:	BancorpSouth, Inc.

	By:	/s/ L. Nash Allen, Jr.

Name: L. Nash Allen, Jr.
Title: Treasurer and Chief Financial Officer